UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release

16 May 2012

PEARSON EXPANDS PROFESSIONAL TESTING BUSINESS THROUGH ACQUISITION OF CERTIPORT INC.

Pearson, the world's leading learning company, is today announcing the acquisition of Certiport, Inc. from Spire Capital Partners for $140m in cash.

Founded in 1997 in Utah, Certiport develops, markets and distributes certification exams and practice tests of IT and digital literacy skills. It is a leading provider of foundation-level certification programmes for Microsoft, Adobe, HP, Intuit and other renowned technology companies. Certiport sells its certifications and assessments through a network of 12,000 testing centres operated by 70 partners in more than 150 countries. The network delivers approximately 225,000 examinations in 27 languages every month.

The acquisition extends the product range and geographic reach of Pearson's professional testing business, Pearson VUE. Certiport's foundation-level services complement Pearson VUE's strong position in certifications and assessments for established technology professionals. Certiport also supports Pearson VUE's expansion in fast-growing international markets, generating more than 60% of its revenues outside North America with particular strength in Asia and the Middle East. By providing access to Pearson's content, assessment and test preparation services, the two companies intend to develop and enhance the range of services that Certiport offers to its customers.

Certiport generated revenues of $48m in 2011. It is a fast-growing company, increasing revenues at a compound annual rate of more than 20% over the past three years. Pearson will expense integration costs relating Certiport in 2012 and expects the acquisition to enhance adjusted earnings per share and to generate a return on invested capital above Pearson's weighted average cost of capital from 2013, its first full year.

Rona Fairhead, chief executive of Pearson's professional education businesses, said:
"Certiport is a high-quality company serving the significant demand for foundation IT skills. That need is growing fast and is truly international. The combination of Pearson VUE and Certiport will strengthen both businesses and will give us a unique portfolio of technology assessments and certification, serving everyone from a basic word-processing users to technology experts."

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                   + 44 (0)20 7010 2310

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  16 May 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary